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                                                                      Exhibit 99


March 29, 2002

Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0410

Dear Sir or Madam:

Arthur Andersen LLP has represented to Seven Seas Petroleum Inc. that its audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

Sincerely,

Seven Seas Petroleum Inc.



By
     Ronald A. Lefaive
     Vice President of Finance, Chief Financial Officer and Corporate Secretary